Schedule A

Funds

Series	Annual Rate of Average Daily Net Assets	Effective Date
First Trust/Dow Jones Dividend & Income Allocation Portfolio	0.60%	04/18/2012
First Trust Multi Income Allocation Portfolio	0.60%	05/01/2014
First Trust Capital Strength Portfolio	0.60%	04/15/2020
First Trust International Capital Strength Portfolio	0.60%	04/15/2020
First Trust Growth Strength Portfolio	0.60%	05/12/2023